PRESS RELEASE

Sanofi and Verily Life Sciences Announce Launch of Onduo,

a Joint Venture to Develop Comprehensive Diabetes Management Platform

- Joshua Riff, M.D Named Chief Executive Officer –

- Collaboration established with regional healthcare providers Allegheny Health and Sutter Health Networks -

Paris and Mountain View, Calif., Cambridge, Mass.– September 12, 2016 - Sanofi and Verily Life Sciences LLC, (formerly Google Life Sciences), an Alphabet company, today announced the launch of Onduo, a joint venture created through Sanofi and Verily’s diabetes-focused collaboration. The joint venture is based in Kendall Square in Cambridge. Onduo’s mission is to help people with diabetes live full, healthy lives by developing comprehensive solutions that combine devices, software, medicine, and professional care to enable simple and intelligent disease management.

Under the leadership of Onduo’s newly appointed Chief Executive Officer, Joshua Riff, M.D., M.B.A., the company will leverage Verily’s experience in miniaturized electronics, analytics, and consumer software development, and Sanofi’s clinical expertise and experience in bringing innovative treatments to people living with diabetes. Dr. Riff joins Onduo from Optum, the health services company of UnitedHealth Group, where he was senior vice president of prevention and wellbeing.

“My experience as a physician and in leading consumer health initiatives has shown me the daily burden of living with diabetes,” said Dr. Riff, CEO, Onduo. “From monitoring food intake to testing glucose levels to actively seeking medical care, the challenges both on the physical and mental well-being of a person living with diabetes are incredibly difficult. We want to develop solutions that allow people living with diabetes to focus on the things they love and enjoy in life by providing tools to make dealing with their diabetes less burdensome.”

Initially, Onduo will focus on the type 2 diabetes community, specifically on developing solutions that could help people make better decisions about their day to day health, ranging from improved medication management to improved habits and goals. Over time, the company plans to expand its focus to include the type 1 diabetes community, and eventually to people at risk of developing diabetes with the goal of helping them better prevent the onset of the disease.

“The integration of multiple interventions, such as data-driven patient support and devices in addition to treatment, can help improve outcomes, which is important from the perspective of patients, healthcare professionals and the overall healthcare system,” said Peter Guenter, Executive Vice President, Head, Global Diabetes & Cardiovascular Business Unit, Sanofi. “The new company Sanofi and Verily invested in will adopt a more service-centric approach and support

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doctors in their efforts to treat their patients more effectively. In addition to developing innovative therapies for diabetes which will remain a key focus for Sanofi, we see these solutions which combine innovative therapies and services as the future for diabetes care. We believe this will help societies cope with the burden of this epidemic.”

Joining Forces with Experts and Advocates

Onduo is taking a multi-stakeholder approach to diabetes management by involving the diabetes community, clinicians, payers and healthcare professionals in the product development process. Sutter Health of Northern California and Allegheny Health Network of western Pennsylvania are among the first healthcare networks to collaborate with Verily and Onduo to test the Onduo platform with healthcare professionals and people with type 2 diabetes in a clinical care setting. Sutter Health’s not-for-profit network of physicians, hospitals, outpatient surgery and specialty centers and other healthcare services, including home health and hospice, medical research and education/training, cares for more than 3 million patients. .. Allegheny Health Network is an academic healthcare system consisting of eight hospitals, outpatient surgery centers, health and wellness pavilions, a research institute and more than 1,100 employed physicians. Premier Medical Associates, part of Allegheny Health Network, is the largest multi-specialty physician practice in the Greater Pittsburgh area.

“This is an innovative collaboration that spans the healthcare continuum and benefits from deep and cross-functional expertise, giving us unique potential to create tools and solutions that could have a positive clinical effect,” said Jessica Mega, M.D., M.P.H., chief medical officer of Verily. “Our goal is to connect the dots for health care providers on the ‘moments of truth’ that happen outside of the clinical setting, and to help people manage diabetes on a daily basis. Our collaborations with health networks like Sutter Health and Allegheny Health will help bring that vision to life.”

Additionally, Onduo is discussing with patient advocacy groups like Taking Control of Your Diabetes (TCOYD) to provide input on future product designs.

“With Onduo, Sanofi and Verily are bringing forward a platform that is novel and critical in diabetes management,” said, Steven V. Edelman, M.D., Founder and Director, TCOYD. “Onduo is a company focused on the improvement of health outcomes through the marriage of technology and medicine. Its information-based solutions align well with TCOYD’s mission to empower people with diabetes and their loved ones to effectively and easily take control of diabetes. We welcome and support Onduo’s efforts and look forward to their progress.”

Joshua Riff, M.D., M.B.A. Named CEO

Dr. Riff is an emergency medicine physician by training. He was most recently the senior vice president of prevention and well-being at Optum, the service arm of United Healthcare. Prior to that, Dr. Riff served as medical director at Target, where he ran the health plan for Target team members and provided medical oversight to their clinics and pharmacies. He completed his M.D. and M.B.A. at Tufts University in conjunction with Brandeis University in Boston, Mass. After medical school he completed his residency in Emergency Medicine at Johns Hopkins Hospital.

About Diabetes

Diabetes is a chronic disease characterized by elevated blood sugar due to inefficient or deficient insulin production. In 2014 it was estimated that globally, 422 million people suffer from the disease.1 Diabetes can be classified in two major subsets, type 1 and type 2. Type 1 diabetes is an

[1]	Roglic, G. (2016). Global report on diabetes. Retrieved August 08, 2016, from http://apps.who.int/iris/bitstream/10665/204871/1/9789241565257_eng.pdf?ua=1

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autoimmune disease that occurs when the pancreas stops making insulin and therefore must be regulated via daily administration of insulin. Type 2 diabetes is a metabolic disorder in which a person’s body produces insulin, but is not able to regulate it efficiently. Over time, the disease can result in serious or life threatening complications, including damage to the heart, eyes, kidneys and nerves.2 Research suggests that the recommended self-care regimen for people with type 2 diabetes on oral medications requires at least two hours daily.3 It has been estimated that the global economic burden of diabetes is U.S. $827 billion. 4

About Verily Life Sciences

Verily is a life sciences research and engineering organization focused on improving healthcare outcomes by applying the latest scientific and technological advances to significant problems in health and biology. By combining unparalleled capabilities in data organization and analytics services with robust scientific and product engineering expertise, Verily is targeting the dual objectives of creating tools and user-friendly platforms that capture a deeper and broader set of health data, and organizing the data so that it is useful and actionable. Verily partners with leading life sciences, medical device, and government organizations to leverage deep domain expertise and resources that enable exponentially faster development, meaningful advancements, and deployment at scale.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Merial. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

[2]	National Diabetes Statistics Report, 2014. (2014). Retrieved August 8, 2016, from https://www.cdc.gov/diabetes/pubs/statsreport14/national-diabetes-report-web.pdf
[3]	Russell, L. B., Suh, D. C., & Safford, M. A. (2005). Time requirements for diabetes self-management: too much for many. J Fam Pract, 54(1), 52-56.
[4]	NCD Risk Factor Collaboration (NCD-RisC). Worldwide trends in diabetes since 1980: a pooled analysis of 751 population-based studies with 4*4 million participants. Lancet 2016; published online April 7. http://dx.doi.org/10.1016/S0140-6736(16)00618-8.

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Sanofi Contacts:

Global Media Relations Mai Tran Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

NA Media Relations

Ashleigh Koss

Tel : +1-908-989-0726

Ashleigh.Koss@sanofi.com

Verily Contact:

Dan Budwick, Pure Communications

Tel: +1-973-271-6085

dan@purecommunicationsinc.com

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